[LOGO OF CITIGROUP]                                 Global Transaction Services
   corporate and                                    Two Portland Square
   investment banking                               Portland, ME 04101

                                                    Tel. 207 879 1900
                                                    Fax 207 822 6677

April 25, 2006

VIA EDGAR AND U.S. MAIL

Mr. Keith O'Connell
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ICM Series Trust (File 33-4081; 811-8507
    Post-Effective Amendment No. 11 to Registration Statement on Form N-1A
    Filed on March 2, 2006 (the "Registration Statement")

Dear Mr. O'Connell:

This letter is to confirm that the above-referenced Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with an intended effective date of May 1, 2006.

Although the facing sheet to the Registration Statement correctly indicated
that the filing was made pursuant to Rule 485(a), it incorrectly listed
March 2, 2006 as the effective date. As we have discussed, the intended effective date is May 1, 2006.

                                   * * * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (207) 822-6116.

                                               Sincerely,

                                               /s/ Margaret Gallardo-Cortez
                                               ---------------------------------
                                               Margaret Gallardo-Cortez
                                               Senior Vice President and Counsel